CooTek (Cayman) Inc.

11F, T2, No.16 Lane 399 Xinlong Road, Minhang District

Shanghai, 201101

People’s Republic of China

October 27, 2022

VIA EDGAR

Ms. Megan Akst

Ms. Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CooTek (Cayman) Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2021

Filed on April 29, 2022 (File No. 001-38665)

Dear Ms. Akst and Ms. Collins,

This letter sets forth the Company’s responses to the comments contained in the letter dated September 19, 2022 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 29, 2022 (the “2021 Form 20-F”) and the Company’s response letter submitted on September 2, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2021 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2021
Introduction, page 1

1.	We note your response to our prior comment 1. Please revise the definition of “China” and “PRC” to include Hong Kong and Macau and clarify that the only time that “China” and “PRC” does not include Hong Kong or Macau is when you reference specific laws and regulations adopted by the PRC.

In response to the Staff’s comment, the Company respectfully proposes to revise the definition of “China” and “PRC” as follows in its future Form 20-F filings:

•	“China” or the “PRC” are to the People’s Republic of China ~~excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan~~;

The Company will also consolidate related disclosure as appropriate in its future Form 20-F filings.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
October 27, 2022

Additionally, clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong and Macau.

The Company respectfully advises the Staff that its operations in Hong Kong are immaterial to the Company’s overall business operations and it does not have any operations in Macau. The Company further respectfully advises the Staff that Hong Kong currently operates under a different set of laws from mainland China, and the national laws and regulations of the PRC are not applicable to business operations in Hong Kong, except for those listed in the Basic Law of the Hong Kong Special Administrative Region of the PRC.

The Company proposes to revise below disclosure in the lead-in paragraph of “Summary of Risk Factors” at the beginning of “Item 3. Key Information—D. Risk Factors” in its future Form 20-F filings (with additions underlined):

“Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. All the operational risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” also apply to operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in mainland China as discussed in relevant risk factors under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China,” the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. These risks are discussed more fully ~~below and include, but are not limited to, risks related to~~ under Item 3. Key Information—D. Risk Factors.”

Lastly, discuss any commensurate laws and regulations in Hong Kong and Macau, where applicable throughout the prospectus, and the risks and consequences to you including the enforceability associated with those laws and regulations.

The Company respectfully proposes to revise below disclosure in “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs” in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our daily operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States, and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
October 27, 2022

On July 14, 2006, the Supreme People’s Court of China and the Government of the Hong Kong Special Administrative Region signed an Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters, or the 2006 Arrangement, which came into effect on August 1, 2008. Under the 2006 Arrangement, where any designated mainland China court or any designated Hong Kong court has made an enforceable final judgment requiring payment of money in a civil or commercial case pursuant to a “choice of court” agreement in writing, any party concerned may apply to the relevant mainland China court or Hong Kong court for recognition and enforcement of the judgment.

On January 18, 2019, the Supreme Court of the People’s Republic of China and the Department of Justice under the Government of the Hong Kong Special Administrative Region signed the Arrangement on Reciprocal Recognition and Enforcement of Judgments in Civil and Commercial Matters by the Courts of the Mainland and of the Hong Kong Special Administrative Region, or the 2019 Arrangement. The 2019 Arrangement seeks to establish a mechanism for judgment recognition and enforcement with greater clarity and certainty in a wider range of civil and commercial matters between the mainland China and Hong Kong Special Administrative Region. The 2019 Arrangement expands the types of judgements which may be enforced to monetary and non-monetary relief in most civil and commercial matters. The 2019 Arrangement removes the pre-condition of “choice of court” agreement in writing before seeking enforcement of a judgment. Instead, it will be sufficient to show the court that the issued judgement had a “jurisdictional basis,” which can be established in a number of methods including showing that there is a connection between the dispute and the requesting place, such as the defendant’s place of residence, place of business or place of performance of the contract, or the commission of the tort. The 2019 Arrangement will come into effect after the promulgation of a judicial interpretation by the Supreme People’s Court and the completion of the relevant legislative procedures in the Hong Kong Special Administrative Region. The 2019 Arrangement will, upon its effectiveness, supersede the 2006 Arrangement. Although the 2019 Arrangement has been signed, its effective date has yet to be announced. If a “choice of court” agreement in writing has been signed by parties according to the 2006 Arrangement prior to the effectiveness of the 2019 Arrangement, the 2006 Arrangement shall still apply. There are still uncertainties about the outcomes and effectiveness of enforcement or recognition of judgments under the 2019 Arrangement.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
October 27, 2022

Financial Information Related to the VIEs, page 8

2.	Please explain further your response to the first bullet point in prior comment 7 where you indicate that the VIEs received funding in the form of loans instead of charging service fees from the WFOE.

The Company respectfully advises the Staff that the relevant amounts (US$20.7 million, US$30.8 million and US$80.7 million received by the VIEs from WFOE during fiscal 2019, 2020 and 2021) are funding in the form of loans instead of service fees.

Apart from funding in the form of loans, VIEs also earn revenue from WFOE and other Company subsidiaries as further explained below.

Tell us what the inter-company revenue in the VIE column represents and clarify why the VIEs earned revenue from the WFOE or the Other Company Subsidiaries. Also, provide us with the revised disclosures that you intend to include in future filings regarding your response to this comment.

The Company respectfully advises the Staff that the VIEs earn various revenues from the WFOE and the Other Company Subsidiaries. For example, the VIEs sell advertisement space within their applications to the WFOE and Other Company Subsidiaries so that the WFOE and Other Company Subsidiaries can resell the advertisement space to external customers.

The Company proposes to revise disclosure as below in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“For the years ended December 31, 2019, 2020 and 2021, our ~~consolidated~~ VIEs received net ~~funding~~ proceeds from loans of US$20.7 million, US$30.8 million and US$~~80.7~~41.9 million from the WFOE, respectively.

The VIEs earn various revenues from the WFOE and Other Company Subsidiaries, including advertising revenue, reimbursement of expenses, etc.”

3.	We note your response to the third bullet point in comment 7 where you provide the amount of service fees charged by the WFOE, which agrees to the “other inter-company service fees” expense included in the VIE column of your consolidating statements of operations. Please tell us how such fees are reflected in the WFOE column.

The Company respectfully advises the Staff that the “other inter-company service fees” are reflected as inter-company revenues in the WFOE column under the revised line item “Inter-company revenues” with the amounts of US$16.2 million, US$42.8 million and US$25.0 million during the fiscal years of 2019, 2020 and 2021, respectively.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
October 27, 2022

To the extent such fees are included in “inter-company revenues” in the WFOE column, revise to separately disclose, either in the worksheet or a footnote, inter-company revenues earned by the WFOE from the VIE pursuant to the Exclusive Business Cooperation Agreement.

In response to the Staff’s comment, the Company proposes to revise the Selected Condensed Consolidating Statements of Operations Data substantially in the form attached hereto as Appendix I in its future Form 20-F filings to separately present the intercompany revenues earned by the WFOE from the VIE pursuant to the Exclusive Business Cooperation Agreement under “Inter-company revenues” and the intercompany revenues of other natures under “Other Inter-company services revenues.”

4.	We note the proposed revisions to your condensed consolidating cash flow worksheet where you intend to reflect the amounts received by the VIE from the WFOE. Please tell us how such amounts relate to the consolidating balance sheets. For example, we note that the liability for “amounts due to subsidiaries and VIEs” in the VIE column decreased from $175.3 million at December 31, 2020 to $137.2 million at December 31, 2021 while loans from the WFOE to the VIE per the consolidating cash flow worksheet during fiscal 2021 totaled $80.7 million. Please explain or revise as necessary. Also, revise the description of such liability to reflect the fact that this line includes amounts due from the VIE to other entities that are not subsidiaries of the VIE.

In response to the Staff’s comment, the Company proposes to revise the Selected Condensed Consolidating Balance Sheet substantially in the form attached hereto as Appendix I in its future Form 20-F filings with the line item of “amounts due to intercompany”, and to separate “advances due to/from intercompany” from “amount due to/from intercompany” as of December 31, 2020 and 2021 in the Selected Condensed Consolidating Statements of Balance Sheets Data to provide further disclosure that the advances due to/from intercompany are financial funding in nature. Advances due to/from intercompany are presented in net, after offsetting the advances due to/ from the same counterparty.

The Company respectfully advises the Staff that the amounts received by the VIE from the WFOE could increase the liability for “amounts due to intercompany” and “advances due to intercompany” in the VIE column, or decrease the asset for “amount due from intercompany” and “advances from intercompany” in the VIE column.

In the VIE column, as of December 31, 2020, the liabilities for “Amount due to intercompany” and “advances due to intercompany” were aggregately US$115.7 million and the assets for “amount due from intercompany” and “advances due from intercompany” were aggregately US$11.4 million, representing a net liability due to intercompany of US$104.3 million. As of December 31, 2021, the liabilities for “amount due to intercompany” and “advances due to intercompany” were aggregately US$130.2 million and the assets for “amount due from intercompany” and “advances due from intercompany” were aggregately US$4.0 million, representing a net liability due to intercompany of US$126.2 million. The net liability due to intercompany as of December 31, 2021 increased by US$21.9 million compared to that as of December 31, 2020.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
October 27, 2022

The increase was mainly due to net increase in loans from WFOE of US$41.9 million (equals to the proceeds of loans of US$80.7 million less the repayments of US$38.8 million) and intercompany service charges of US$25.0 million incurred, offset by cash settlement of intercompany services charges of US$41.2 million.

Lastly, when you include the revised worksheets in your next response, please ensure that you label them as “consolidating” worksheets as indicated in your response to the last bullet point of our prior comment.

The Company has revised the heading of the worksheets which are attached hereto as Appendix I.

5.	We note your response to the fourth and fifth bullet points of comment 7. As it relates to the $137.2 million and $175.3 million due to subsidiaries included in the VIE column of the consolidating balance sheet at December 31, 2021 and 2020, respectively, please provide us with a breakdown of the offsetting receivable amounts included in the WFOE, Other Company Subsidiaries or CooTek columns.

The Company proposes to separate “advances due to/from intercompany” from “amount due to/from intercompany” as of December 31, 2020 and 2021 in the Selected Condensed Consolidating Statements of Balance Sheets Data to provide further disclosure that the advances due to/from intercompany are financial funding in nature. Advances due to/from intercompany are presented in net, after offsetting the advances due to/ from the same counterparty.

The Company respectfully advises the Staff that the VIE column recorded the amount due to WFOE of US$61.8 million and amount due to Other Company subsidiaries of US$6.9 million, which constituted the total balance of US$68.7 million as of December 31, 2021. The offsetting receivable amount of the advances due to intercompany amounted to US$61.5 million was originally included in the WFOE column and was offset by the loss of VIE that exceeded WFOE’s investment in VIE.

As of December 31, 2020, the VIE column recorded the amount due to WFOE of US$76.3 million and amount due to Other Company subsidiaries of US$25.2 million, which constituted the total balance of US$101.5 million. The offsetting receivable amount of the advances due to intercompany amounted to US$14.2 million was originally included in the WFOE column and was offset by the loss of VIE that exceeded WFOE’s investment in VIE.

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
October 27, 2022

To the extent you offset the intercompany receivables with the “equity method” losses of the VIE as your response appears to indicate, tell us how you determined such offset is appropriate, particularly since you do have an equity interest in the VIE.

The Company respectfully advises the Staff that the Group accounts for its shares of loss in the VIE by making reference to the guidance provided by ASC323-10-35-19, which states that an investor’s share of losses of an investee may equal or exceed the carrying amount of an investment accounted for by the equity method plus advances made by the investor. In the cases of the VIE, while the Group does not have an equity investment in the VIE, the advances WFOE has made are considered to be financial funding which the Company believes should be used to offset the losses from VIEs first and then any residual loss amount exceeding the amount of WFOE’s advances to the VIEs would be presented as deficits in VIE under total liabilities in the Selected Condensed Consolidating Statements of Balance Sheets Data. These advances were previously recorded as intercompany receivables in the Condensed Consolidating Statements of Balance Sheets Data. The Company further proposes to separate “advances due to/from intercompany” from “amount due to/from intercompany” in the Selected Condensed Consolidating Statements of Balance Sheets Data to provide further disclosure that the advances due to/from intercompany are financial funding in nature.

*          *          *

Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
October 27, 2022

If you have any additional questions or comments regarding the 2021 Form 20-F, please contact the undersigned at +86 21 6485 6352 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8233 or haiping.li@skadden.com.

Very truly yours,

/s/ Karl Kan Zhang
Karl Kan Zhang
Chairman of the Board of Directors and Chief Technology Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Kelly Yu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Appendix I

Selected Condensed Consolidating Statements of Operations Data

	For the Year Ended December 31, 2021
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Third-party revenues	–	74,265,799	96,496,701	101,383,321	–	272,145,821
Inter-company revenues(1)	–	–	24,956,275	–	(24,956,275)	–
Other Inter-company services revenues	–	–	43,169,813	26,852,720	(70,022,533)	–
Total revenues	–	74,265,799	164,622,789	128,236,041	(94,978,808)	272,145,821
Third-party cost of revenues and operating expenses	(7,550,295)	(46,240,657)	(94,379,940)	(132,686,156)	–	(280,857,048)
Inter-company cost of revenues and operating expenses	–	(60,220,981)	(9,801,552)	–	70,022,533	–
Other inter-company service fee(2)	–	–	–	(24,956,275)	24,956,275	–
Total cost of revenues and operating expenses	(7,550,295)	(106,461,638)	(104,181,492)	(157,642,431)	94,978,808	(280,857,048)
(Loss) income from non-operations	(4,418,679)	(1,104,865)	801,293	(326,830)	–	(5,049,081)
(Loss) income before income taxes	(11,968,974)	(33,300,704)	61,242,590	(29,733,220)	–	(13,760,308)
Equity method loss	–	–	–	(65,084)	–	(65,084)
Equity in (loss) income from subsidiaries/ share of loss from VIEs	(1,908,388)	31,444,286	(29,798,304)	–	1,908,388	–
Income tax expense	–	(51,970)	–	–	–	(51,970)
Net (loss) income	(13,877,362)	(1,908,388)	31,444,286	(29,798,304)	–	(13,877,362)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from VIEs based on the Exclusive Business Cooperation Agreement.

(2)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2020
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Third-party revenues	–	64,336,466	21,652,183	355,516,582	–	441,505,231
Inter-company revenues(1)	–	–	42,803,451	–	(42,803,451)	–
Other Inter-company services revenues	–	–	12,041,706	23,373,516	(35,415,223)	–
Total revenues	–	64,336,466	76,497,341	378,890,098	(78,218,674)	441,505,231
Third-party cost of revenues and operating expenses	(6,130,096)	(48,861,698)	(83,031,266)	(351,328,777)	–	(489,351,837)
Inter-company cost of revenues and operating expenses	–	(25,445,617)	(9,969,606)	–	35,415,223	–
Other inter-company service fee(2)	–	–	–	(42,803,451)	42,803,451	–
Total cost of revenues and operating expenses	(6,130,096)	(74,307,315)	(93,000,872)	(394,132,228)	78,218,674	(489,351,837)
Income (loss) from non-operations	112,481	2,605,572	150,897	(2,381,986)	–	486,964
Loss before income taxes	(6,017,615)	(7,365,277)	(16,352,634)	(17,624,116)	–	(47,359,642)
Equity in loss from subsidiaries/share of loss from VIEs	(41,349,114)	(33,976,750)	(17,624,116)	–	41,349,114	–
Income tax expense	–	(7,087)	–	–	–	(7,087)
Net loss	(47,366,729)	(41,349,114)	(33,976,750)	(17,624,116)	41,349,114	(47,366,729)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from VIEs based on the Exclusive Business Cooperation Agreement.

(2)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

	For the Year Ended December 31, 2019
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Third-party revenues	51,152	56,912,064	29,218,822	91,701,067	–	177,883,105
Inter-company revenues(1)	–	–	16,160,822	–	(16,160,822)	–
Other Inter-company services revenues	–	–	21,752,785	4,295,123	(26,047,908)	–
Total revenues	51,152	56,912,064	67,132,429	95,996,190	(42,208,730)	177,883,105
Third-party cost of revenues and operating expenses	(3,543,433)	(35,406,357)	(41,247,164)	(134,451,276)	–	(214,648,230)
Inter-company cost of revenues and operating expenses	–	(21,752,785)	(4,295,123)	–	26,047,908	–
Other inter-company service fee(2)	–	–	–	(16,160,822)	16,160,822	–
Total cost of revenues and operating expenses	(3,543,433)	(57,159,142)	(45,542,287)	(150,612,098)	42,208,730	(214,648,230)
(Loss) income from non-operations	(2,494)	118,220	276,828	(471,776)	–	(79,222)
(Loss) income before income taxes	(3,494,775)	(128,858)	21,866,970	(55,087,684)	–	(36,844,347)
Equity in loss from subsidiaries/share of loss from VIEs	(33,351,286)	(33,221,628)	(55,088,598)	–	33,351,286	–
Income tax expense	–	(800)	–	(914)	–	(1,714)
Net (loss) income	(36,846,061)	(33,351,286)	(33,221,628)	(55,088,598)	33,351,286	(36,846,061)

Notes:

(1)	It represents the inter-company revenue that the WFOE earned from VIEs based on the Exclusive Business Cooperation Agreement.

(2)	It represents the service fee that the WFOE charged VIEs based on the Exclusive Business Cooperation Agreement.

Selected Condensed Consolidating Balance Sheets Data

		As of December 31, 2021
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Cash and cash equivalents	442,771	5,176,108	8,349,407	4,263,844	–	18,232,130
Restricted cash	–	59,999	–	139,080	–	199,079
Short-term investments	–	50,044	–	-	–	50,044
Accounts receivable, net	–	7,744,600	6,826,547	6,911,955	–	21,483,102
Prepaid expenses and other current assets	463,093	10,489	3,712,890	6,677,808	–	10,864,280
Property and equipment, net	–	338,721	2,589,974	159,514	–	3,088,209
Intangible assets, net	–	–	248,966	–	–	248,966
Long-term investments	–	–	–	313,691	–	313,691
Amount due from intercompany	–	6,909,625	61,774,666	3,985,062	(72,669,353)	–
Advances due from intercompany(1)	3,761,733	1,227,534	–	–	(4,989,267)	–
Operating lease right-of-use assets	–	166,962	519,127	485,196	–	1,171,285
Other non-current assets	–	605,423	–	174,957	–	780,380
Total assets	4,667,597	22,289,505	84,021,577	23,111,107	(77,658,620)	56,431,166
Accounts payable	–	10,927,862	3,682,314	13,149,951	–	27,760,127
Short-term bank borrowings	–	–	3,970,556	5,126,484	–	9,097,040
Accrued salary and benefits	–	99,378	4,357,228	145,698	–	4,602,304
Accrued expenses and other liabilities	801,988	1,959,743	1,590,874	4,033,675	–	8,386,280
Convertible Debt	9,175,892	–	–	–	–	9,175,892
Embedded derivative liability at fair value	553,707	–	–	–	–	553,707
Deferred revenue	136,129	1,320,721	26,431	459,887	–	1,943,168
Operating lease liabilities, current	–	210,081	298,635	300,894	–	809,610
Amount due to intercompany	–	3,985,062	–	68,684,291	(72,669,353)	–
Advances due to intercompany	–	168,613,474	72,103,616	61,458,121	(302,175,211)	–
Deficit in subsidiaries/VIEs(1)	–	-	68,826,871	–	(68,826,871)	–
Operating lease liabilities, non-current	–	24,925	41,135	37,097	–	103,157
Total liabilities	10,667,716	187,141,246	154,897,660	153,396,098	(443,671,435)	62,431,285
Total shareholders’ equity (deficit)	(6,000,119)	(164,851,741)	(70,876,083)	(130,284,991)	366,012,815	(6,000,119)
Total liabilities and shareholders’ equity	4,667,597	22,289,505	84,021,577	23,111,107	(77,658,620)	56,431,166

Note:

(1) Deficit in Subsidiaries/VIEs represents the amounts of accumulated losses from subsidiaries/VIEs that exceeded the investment’s carrying amounts and any additional financial support made in the form of intercompany loans and advances are recorded as “Advances due from intercompany” in the Selected Condensed Consolidating Statements of Balance Sheets Data.

		As of December 31, 2020
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Cash and cash equivalents	128,005	4,994,205	12,441,574	7,105,349	–	24,669,133
Restricted cash	–	3,125,181	–	138,964	–	3,264,145
Short-term investments	–	50,028	–	–	–	50,028
Accounts receivable, net	–	6,364,190	5,647,954	16,115,202	–	28,127,346
Prepaid expenses and other current assets	30,596	505,745	3,624,173	7,912,712	–	12,073,226
Long-term restricted cash	–	–	–	21,689,436	–	21,689,436
Property and equipment, net	–	2,566,208	2,791,112	36,422	–	5,393,742
Intangible assets, net	–	11,128	385,367	–	–	396,495
Long-term investments	–	–	–	306,518	–	306,518
Amount due from intercompany	–	25,201,360	76,251,985	11,415,533	(112,868,878)	–
Advances due from intercompany(1)	–	–	3,451,673	–	(3,451,673)	–
Other non-current assets	–	–	708,076	224,235	–	932,311
Total assets	158,601	42,818,045	105,301,914	64,944,371	(116,320,551)	96,902,380
Accounts payable	–	11,543,531	21,483,375	43,099,067	–	76,125,973
Short-term bank borrowings	–	–	10,690,105	267,917	–	10,958,022
Accrued salary and benefits	–	299,628	8,149,623	694,225	–	9,143,476
Accrued expenses and other liabilities	483,214	974,779	5,459,428	4,228,532	–	11,145,953
Deferred revenue	136,129	–	2,574,694	620,688	–	3,331,511
Amount due to intercompany	–	11,415,533	–	101,453,345	(112,868,878)	–
Advances due to intercompany	–	153,038,133	–	14,240,807	(167,278,940)	–
Deficit in subsidiaries /VIEs(1)	13,341,813	28,474,714	85,419,402	–	(127,235,929)	–
Total liabilities	13,961,156	205,746,318	133,776,627	164,604,581	(407,383,747)	110,704,935
Total shareholders’ equity (deficit)	(13,802,555)	(162,928,273)	(28,474,713)	(99,660,210)	291,063,196	(13,802,555)
Total liabilities and shareholders’ equity	158,601	42,818,045	105,301,914	64,944,371	(116,320,551)	96,902,380

Note:

(1) Deficit in Subsidiaries/VIEs represents the amounts of accumulated losses from subsidiaries/VIEs that exceeded the investment’s carrying amounts and any additional financial support made in the form of intercompany loans and advances are recorded as “Advances due from intercompany” in the Selected Condensed Consolidating Statements of Balance Sheets Data.

Selected Condensed Consolidating Cash Flows Data

	For the Year Ended December 31, 2021
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE	Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Proceeds of services charges from inter-companies(1)	–	–	70,403,873	18,938,356	(89,342,229)	–
Payments of services charges to inter-companies(1)	–	(41,530,543)	(6,590,331)	(41,221,355)	89,342,229	–
Net cash provided by (used in) transactions with third-parties	(4,017,545)	86,298,562	(86,031,841)	(47,292,865)	–	(51,043,689)
Net cash provided by (used in) operating activities	(4,017,545)	44,768,019	(22,218,299)	(69,575,864)	–	(51,043,689)
Loans to subsidiaries, primary beneficiary of VIEs and VIEs (2)	(37,795,461)	(63,329,576)	(80,725,938) (3)	–	181,850,975	–
Repayments of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	19,145,170	–	38,814,579	–	(57,959,749)	–
Other investing activities	–	(2,800,711)	1,497,839	(475,661)	–	(1,778,533)
Net cash used in investing activities	(18,650,291)	(66,130,286)	(40,413,520)	(475,661)	123,891,226	(1,778,533)
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs(2)	–	18,650,291	63,329,576	41,911,359 (3)	(123,891,226)	–
Other financing activities	22,982,602	(18,847)	(6,836,652)	4,772,782	–	20,899,885
Net cash provided by (used in) financing activities	22,982,602	18,631,444	56,492,924	46,684,141	(123,891,226)	20,899,885

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.

(2)	It represents the elimination of loans among Cootek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.

(3)	The numbers represent the cash payments from the WFOE to the VIEs.

	For the Year Ended December 31, 2020
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE		Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Proceeds of services charges from inter-companies(1)	–	–	29,295,618		23,489,557	(52,785,175)	–
Payments of services charges to inter-companies(1)	–	(32,346,307)	–		(20,438,868)	52,785,175	–
Net cash provided by (used in) transactions with third-parties	(776,576)	44,893,777	(28,466,224)		(16,502,735)	–	(851,758)
Net cash provided by (used in) operating activities	(776,576)	12,547,470,	829,394		(13,452,046)	–	(851,758)
Loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	(16,000,000)	(27,774,137)	(30,756,464	) (3)	–	74,530,601	–
Repayments of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	25,900,160	–	–		–	(25,900,160)	–
Other investing activities	–	(5,524,188)	3,224,574		(344,681)	–	(2,644,295)
Net cash used in investing activities	9,900,160	(33,298,325)	(27,531,890)		(344,681)	48,630,441	(2,644,295)
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs(2)	–	(9,900,160)	27,774,138		30,756,463 (3)	(48,630,441)	–
Other financing activities	(9,999,146)	(3,076,113)	4,738,157		(163,132)	–	(8,500,234)
Net cash provided by (used in) financing activities	(9,999,146)	(12,976,273)	32,512,295		30,593,331	(48,630,441)	(8,500,234)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.

(2)	It represents the elimination of loans among Cootek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.

(3)	The numbers represent the cash payments from the WFOE to the VIEs.

	For the Year Ended December 31, 2019
	CooTek (Cayman) Inc.	Other Company Subsidiaries	WFOE		Consolidated Variable Interest Entities	Eliminations	Consolidated Total
Proceeds of services charges from inter-companies(1)	–	–	23,462,704		–	(23,462,704)	–
Payments of services charges to inter-companies(1)	–	(23,462,704)	–		–	23,462,704	–
Net cash provided by (used in) transactions with third-parties	125,769	2,952,953	(9,617,795)		(9,125,206)	–	(15,664,279)
Net cash provided by (used in) operating activities	125,769	(23,109,751)	13,844,908		11,577,601	–	(15,664,279)
Loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	(5,400,000)	–	(20,702,807	)(3)	–	26,102,807	–
Repayments of loans to subsidiaries, primary beneficiary of VIEs and VIEs(2)	8,000,000	–	–		–	(8,000,000)	–
Other investing activities	–	(4,014,552)	1,294,873		(21,502)	–	(5,330,927)
Net cash used in investing activities	2,600,000	(4,014,552)	(21,997,680)		(21,502)	18,102,807	(5,330,927)
Net proceeds of loans from subsidiaries, primary beneficiary of VIEs and VIEs (2)	–	(2,600,000)	–		20,702,807 (3)	(18,102,807)	–
Other financing activities	(12,766,875)	3,080,404	5,484,683		405,304	–	(3,796,484)
Net cash provided by (used in) financing activities	(12,766,875)	480,404	5,484,683		21,108,111	(18,102,807)	(3,796,484)

Notes:

(1)	It represents the elimination of payments and proceeds for the inter-company service charges at the consolidation level.

(2)	It represents the elimination of loans among Cootek (Cayman) Inc., other company subsidiaries, primary beneficiaries of VIEs, and VIEs.

(3)	The numbers represent the cash payments from the WFOE to the VIEs.